Exhibit 1

MIND CTI Reports Fourth Quarter and Full Year 2015 Results

*Board Declares Cash Dividend

Yoqneam, Israel, February 24, 2016 MIND C.T.I. LTD. – (NasdaqGM: MNDO), a leading provider of convergent end-to-end prepaid/postpaid billing and customer care product based solutions for service providers as well as unified communications analytics and call accounting solutions for enterprises, today announced results for the fourth quarter and year ended December 31, 2015.

The following will summarize our business in the fourth quarter of 2015 and provide a more detailed review of the financial results for the quarter. The financial results can be found in the Investors Information section www.mindcti.com/investor/PressReleases.asp and in our Form 6-K.

Financial Highlights of Q4 2015

•	Revenues of $4.8 million, compared to $6.5 million in the fourth quarter of 2014.
•	Operating income was $1.4 million, compared to $2.5 million in the fourth quarter of 2014.
•	Net income of $1.0 million or $0.06 per share, compared to $1.9 million or $0.10 per share in the fourth quarter of 2014.
•	Multiple follow-on orders.

As of December 31, 2015 we had 337 employees, compared to 352 as of December 31, 2014.

Year 2015 Financial Highlights

•	Revenues of $20.9 million, down 16% from $25 million in 2014.
•	Operating income was $6.4 million, or 30.6% of revenue, compared to $7.5 million, or 29.8% of revenue, in 2014.
•	Net income of $5 million, or $0.26 per share, compared to $5.5 million or $0.29 per share in 2014.
•	Cash flow from operating activities was $6.3 million, compared to $3.8 million in 2014.
•	Cash position of approximately $19.6 million as of December 31, 2015.

Monica Iancu, CEO, commented: “We are pleased as always with the follow-on orders that reconfirm our customer satisfaction. While the markets appear to be very active, necessitating extensive pre-sales effort, showing continuous demand for our products and services, many processes are extended or constantly delayed. As previously mentioned, consolidation in the telecom markets was not favorable to us in 2015 and we closed only one new deal. We hope that the ongoing negotiations with potential new customers will materialize into new wins in the near term. In 2016, we plan to continue the ongoing investment in technology along with focus on entering new markets while we expect to continue as always to execute on our profitability targets.”

Revenue Distribution for Q4 2015

Revenues in the Americas represented 57.7%, revenues in Europe represented 29.2% and revenues in Israel represented 6.6% of total revenues.

Revenues from our customer care and billing software totaled $3.8 million, or 78% of total revenues, while revenues from our enterprise call accounting software were $1.0 million, or 22% of total revenues.

Revenues from licenses were $0.9 million, or 19% of total revenues, while revenues from maintenance and additional services were $3.9 million, or 81% of total revenues.

Revenue Distribution for Full Year 2015

Revenues in the Americas represented 54%, revenues in Europe represented 32% and revenues in Israel represented 6.8% of total revenue.

Revenues from our customer care and billing software totaled $16.6 million, or 79% of total revenues, compared with $21.0 million, or 84% of total revenues in 2014, while revenues from our enterprise call accounting software were $4.3 million, or 21% of total revenue, compared with $4.0 million or 16% of total revenues in 2014.

Revenues from licenses were $3.9 million, or 18.8% of total revenues, compared with $5.4 million, or 21.6% of total revenues in 2014 while revenues from maintenance and additional services were $17.0 million, or 81.2%, compared with $19.6 million or 78.4% of total revenues in 2014.

Follow-on Orders in Q4 2015

Similar to all other quarters, we have experienced again that as our customers encounter business enhancement, they increase their relationship with us with multiple follow-on orders, mainly for customizations and license extensions.

Dividend Distribution

Since July 2003, when we first adopted a dividend policy, according to which we declare, subject to specific Board approval and applicable law, a dividend distribution once per year, we have distributed 12 yearly dividends with an average of 22 cents per share.

We continue to believe that our annual dividends enhance shareholders value and we plan to continue with yearly distributions.

Taking into consideration our dividend policy and the remaining cash after the distribution, our Board declared on February 24, 2016 a gross dividend of $0.27 per share. The record date for the dividend will be March 10, 2016 and the payment date will be March 24, 2016. Tax will be withheld at a rate of about 24%.

Investing in R&D

In order to maintain a state-of-the-art technology, each year we invest in R&D, sometimes adding new modules, sometimes in order to be compliant with new standards and many times to keep up with the new tools and new platforms that we use to build upon.

Update on Acquisitions

As we previously announced, we resumed our pursuit for acquisition targets at reasonable valuations that satisfy the criteria we defined: proven revenues, complementary technology and geography. We persist in our pursuit of suitable targets.

About MIND

MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as unified communications analytics and call accounting solutions for enterprises. MIND provides a complete range of billing applications for any business model (license, managed service or complete outsourced billing service) for Wireless, Wireline, Cable, IP Services and Quad-play carriers in more than 40 countries around the world. A global company, with over twenty years of experience in providing solutions to carriers and enterprises, MIND operates from offices in the United States, Romania and Israel.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward-looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:

Andrea Dray

MIND CTI Ltd.

Tel: +972-4-993-6666

investor@mindcti.com

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months		Year
	Ended December 31,		Ended December 31,
	2015	2014	2015	2014
	U.S. dollars in thousands (except per share data)

Revenues	$4,819	$6,519	$20,928	$25,020
Cost of revenues	1,975	2,559	8,630	9,950
Gross profit	2,844	3,960	12,298	15,070
Research and development expenses	818	776	2,943	4,539
Selling and marketing expenses	279	291	1,173	1,140
General and administrative expenses	335	379	1,766	1,934
Operating income	1,412	2,514	6,416	7,457
Financial expenses - net	(8)	(130)	(114)	(306)
Income before taxes on income	1,404	2,384	6,302	7,151
Taxes on income	325	486	1,284	1,668
Net income for the period	$1,079	$1,898	$5,018	$5,483

Earnings per share:
Basic and Diluted	$0.06	$0.10	$0.26	$0.29

Weighted average number of shares used in computation of earnings per share in thousands:

Basic	19,201	19,010	19,183	18,949
Diluted	19,274	19,114	19,283	19,032

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2015	2014
	Audited	Audited
	U.S. dollars in thousands
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$11,475	$8,100
Short-term bank deposits	1,498	4,551
Marketable securities	5,151	5,038
Accounts receivable, net:
Trade	2,243	2,595
Other	213	234
Prepaid expenses	232	384
Deferred cost of revenues	78	21
Deferred income taxes	187	175
Inventories	9	10
Total current assets	21,086	21,108

INVESTMENTS AND OTHER NON CURRENT ASSETS:
Marketable securities - available-for-sale	1,441	1,574
Severance pay fund	1,623	1,597
Deferred income taxes	54	20
PROPERTY AND EQUIPMENT, net of accumulated depreciation
and amortization	591	618
GOODWILL	5,430	5,430
Total assets	$30,225	$30,347

Liabilities and shareholders’ equity
CURRENT LIABILITIES :
Accounts payable and accruals:
Trade	$237	$138
Other	2,264	2,306
Deferred revenues	3,664	3,671
Total current liabilities	6,165	6,115

LONG TERM LIABILITIES :
Deferred revenues	426	134
Employee rights upon retirement	1,786	1,687
Total liabilities	8,377	7,936

SHAREHOLDERS’ EQUITY:
Share capital	54	54
Additional paid-in capital	25,862	25,724
Accumulated other comprehensive loss	(195)	(63)
Differences from translation of foreign currency financial statements of a subsidiary	(877)	(877)
Accumulated deficit	(1,304)	(564)
Treasury shares	(1,692)	(1,863)
Total shareholders’ equity	21,848	22,411
Total liabilities and shareholders’ equity	$30,225	$30,347

MIND C.T.I. LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months		Year
	Ended December 31,		Ended December 31,
	2015	2014	2015	2014
	U.S. dollars in thousands
Cash flows from operating activities:
Net income	$1,079	$1,898	$5,018	$5,483
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization	27	55	173	233
Realized gain on sale of marketable securities available-for-sale	-	1	-	(9)
Deferred income taxes, net	(46)	(32)	(46)	101
Accrued severance pay	11	92	105	68
Unrealized loss (gain) on marketable securities, net	13	9	98	(26)
Employees share-based compensation expenses	31	22	138	72
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	181	(528)	352	(1,354)
Other	(43)	(42)	21	(70)
Decrease (increase) in prepaid expenses and deferred cost of revenues	(23)	7	95	(77)
Decrease in inventories	1	-	1	-
Increase (decrease) in accounts payable and accruals:
Trade	124	41	99	(387)
Other	(180)	(269)	(42)	1,153
Increase (decrease) in deferred revenues	561	(918)	285	(1,346)
Net cash provided by operating activities	1,736	336	6,297	3,841

Cash flows from investing activities:
Purchase of property and equipment	(26)	(36)	(146)	(201)
Proceeds from sale of marketable securities available-for-sale	-	-	-	522
Severance pay funds	21	(163)	(32)	(109)
Proceeds from (Investment in) marketable securities	(129)	(646)	(210)	(2,176)
Investment in marketable securities - available for sale	-	(301)	-	(1,664)
Realization of short-term bank deposits	1,248	-	3,053	3,746
Proceeds from (investment in) short-term bank deposits	-	(314)	-	-
Net cash provided by (used in) investing activities	1,114	(1,460)	2,665	118
Cash flows from financing activities:
Employee stock options exercised and paid	17	257	171	424
Dividend paid	-	-	(5,758)	(4,544)
Net cash provided by (used in) financing activities	17	257	(5,587)	(4,120)

Translation adjustments on Cash and Cash equivalents	-	1	-	49
Increase (decrease) in cash and cash equivalents	2,867	(866)	3,375	(112)
Balance of cash and cash equivalents at beginning
of period	8,608	8,966	8,100	8,212
Balance of cash and cash equivalents at end of period	$11,475	$8,100	$11,475	$8,100